CUSIP No. 963025101	SCHEDULE 13D	Page 1 of 39

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

963025101

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025101	SCHEDULE 13D	Page 2 of 39

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 955,753(1)*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 955,753(1)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 955,753(1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 49,967 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 73,654 shares of Common Stock, at any time, at a conversion price of $16.96.
*	Excludes cash settled swaps disclosed herein representing economic exposure to an aggregate of 124,846 shares of Series D cumulative convertible Preferred Stock

CUSIP No. 963025101	SCHEDULE 13D	Page 3 of 39

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 955,753(1)*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 955,753(1)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 955,753(1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 49,967 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 73,654 shares of Common Stock, at any time, at a conversion price of $16.96.
*	Excludes cash settled swaps disclosed herein representing economic exposure to an aggregate of 124,846 shares of Series D cumulative convertible Preferred Stock

CUSIP No. 963025101	SCHEDULE 13D	Page 4 of 39

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 955,753(1)*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 955,753(1)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 955,753(1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 49,967 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 73,654 shares of Common Stock, at any time, at a conversion price of $16.96.
*	Excludes cash settled swaps disclosed herein representing economic exposure to an aggregate of 124,846 shares of Series D cumulative convertible Preferred Stock

CUSIP No. 963025101	SCHEDULE 13D	Page 5 of 39

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 955,753(1)*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 955,753(1)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 955,753(1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 49,967 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 73,654 shares of Common Stock, at any time, at a conversion price of $16.96.
*	Excludes cash settled swaps disclosed herein representing economic exposure to an aggregate of 124,846 shares of Series D cumulative convertible Preferred Stock

CUSIP No. 963025101	SCHEDULE 13D	Page 6 of 39

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 955,753(1)*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 955,753(1)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 955,753(1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 49,967 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 73,654 shares of Common Stock, at any time, at a conversion price of $16.96.
*	Excludes cash settled swaps disclosed herein representing economic exposure to an aggregate of 124,846 shares of Series D cumulative convertible Preferred Stock

CUSIP No. 963025101	SCHEDULE 13D	Page 7 of 39

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Rodney Atamian
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,687(2)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,687(2)
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,687(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) IN

(2)	Represents 2,700 shares of Series B convertible Preferred Stock, no par value, that are convertible into 1,687 shares of Common Stock, at any time, at a conversion price of $40.00.

CUSIP No. 963025101	SCHEDULE 13D	Page 8 of 39

Item 1. Security and Issuer

This is the fourteenth amendment (this “Fourteenth Amendment”) to the original Schedule 13D, which was filed on July 3, 2017 (the “Original Schedule 13D”) and amended on August 8, 2017 (the “First Amendment”), on December 4, 2017 (the “Second Amendment”), on January 17, 2018 (the “Third Amendment”), on June 19, 2018 (the “Fourth Amendment”), on June 22, 2018 (the “Fifth Amendment”), on June 27, 2018 (the “Sixth Amendment”), on July 9, 2018 (the “Seventh Amendment”), on July 24, 2018 (the “Eighth Amendment”) on August 16, 2018 (the “Ninth Amendment”), on September 5, 2018 (the “Tenth Amendment”), on September 18, 2018 (the “Eleventh Amendment”), on October 29, 2018 (the “Twelfth Amendment”), and on April 15, 2019 (the “Thirteenth Amendment”). This Fourteenth Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”); Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments; Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, the “Stilwell Group”); and Rodney Atamian, the Stilwell Group’s nominee to the board of directors of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and a shareholder of the Issuer. The filers of this statement are collectively referred to herein as the “13D Group.”

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 2529 Virginia Beach Boulevard, Suite 200, Virginia Beach, Virginia 23452. The amended joint filing agreement of the members of the 13D Group is attached as Exhibit 17 to this Fourteenth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by (i) Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments; and (ii) Rodney Atamian with respect to the shares of Common Stock beneficially owned by him.

The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Rodney Atamian is 9555 Hillwood Dr., Suite 103, Las Vegas, Nevada 89134.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and related partnerships. The principal employment of Rodney Atamian is serving as co-founder and managing partner of City Sunstone Properties, a commercial real estate investment company with offices at 9555 Hillwood Dr., Suite 103, Las Vegas, Nevada 89134.

CUSIP No. 963025101	SCHEDULE 13D	Page 9 of 39

(d) During the past five years, no member of the 13D Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the 13D Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell and Rodney Atamian are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Rodney Atamian has expended a total of $27,375 from personal funds to acquire 2,800 shares of Series B convertible Preferred Stock, no par value (“Series B Preferred Stock”), which are convertible at any time into 1,750 shares of Common Stock at a conversion price of $40.00.

Certain information regarding amounts expended by the Stilwell Group was inaccurately stated in the Thirteenth Amendment. Accordingly, the following disclosure amends and restates the Item 3 disclosures in the Thirteenth Amendment:

Since we last reported purchases and sales of Common Stock (see the Ninth Amendment), Stilwell Value Partners VII has expended a total of $63,263 to acquire 4,386 shares of Series D cumulative convertible Preferred Stock, which are convertible at any time into 6,465 shares of Common Stock. Such funds were provided from Stilwell Value Partners VII’s working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Jefferies LLC extended in the ordinary course of business.

Since we last reported purchases and sales of Common Stock (see the Ninth Amendment), Stilwell Activist Fund has expended a total of $36,749 to acquire 2,431 shares of Series D cumulative convertible Preferred Stock, which are convertible at any time into 3,583 shares of Common Stock. Such funds were provided from Stilwell Activist Fund’s working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

Since we last reported purchases and sales of Common Stock (see the Ninth Amendment), Stilwell Activist Investments has expended a total of $259,145 to acquire 17,750 shares of Series D cumulative convertible Preferred Stock, which are convertible at any time into 26,165 shares of Common Stock. Such funds were provided from Stilwell Activist Investments’ working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Stilwell Group using funds borrowed from Jefferies LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Stilwell Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Stilwell Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

We are filing this Fourteenth Amendment to announce that we have served a supplement to our notice of intent to nominate Rodney S. Atamian as an additional nominee on our slate of candidates for election as directors at the Issuer's upcoming annual meeting. Additionally, Mr. Atamian has been added to the 13D Group.

We ran three nominees for election as directors at the Issuer's 2018 annual meeting. They lost; we intend to gain board representation. We believe a meaningful number of the Issuer's legacy directors should resign.

A copy of the nominee agreement with Mr. Atamian is attached as Exhibit 18 to this Fourteenth Amendment.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

Members of the 13D Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the 13D Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the 13D Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

THIS FOURTEENTH AMENDMENT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE SOLICITATION OF PROXIES BY THE STILWELL GROUP FROM THE ISSUER'S STOCKHOLDERS IN CONNECTION WITH THE ISSUER'S 2019 ANNUAL MEETING. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE SOLICITATION BY THE STILWELL GROUP AND OTHER PARTICIPANTS OF PROXIES FROM THE ISSUER'S STOCKHOLDERS FOR USE AT THE ISSUER'S 2019 ANNUAL MEETING OF STOCKHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTPS://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION IS INCLUDED IN APPENDIX A ATTACHED HERETO AND INCORPORATED BY REFERENCE HEREIN.

CUSIP No. 963025101	SCHEDULE 13D	Page 10 of 39

Since 2000, members or affiliates of the Stilwell Group have taken an ‘activist position’ in 64 other publicly-traded companies. Currently, members or affiliates of the Stilwell Group file Schedule 13Ds to disclose greater than 5% positions only in SEC-reporting companies. For simplicity, these affiliates are referred to below as the “Stilwell Group,” “we,” “us,” or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Stilwell Group). Within categories I through III below, the descriptions are listed in chronological order based upon the completion date of the investment; within categories IV through VIII below, the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds, or, in limited instances, the acquisition date of the 5% position of a non-reporting company.

I.

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

CUSIP No. 963025101	SCHEDULE 13D	Page 11 of 39

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI’s sale to HomeTrust Bancshares, Inc. was announced on January 23, 2014.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI is implementing a plan of voluntary dissolution.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP’s sale. On June 2, 2016, PBCP’s sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

CUSIP No. 963025101	SCHEDULE 13D	Page 12 of 39

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so. FFNM deregistered its shares of common stock effective in 2016. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017. That acquisition was delayed due to regulatory issues at Washington Federal, Inc. On July 17, 2018, ANCB’s sale to FS Bancorp, Inc. at a higher price was announced.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. Having met with management over the years, we believe management and the board acted in good faith to maximize shareholder value through HBK’s announced sale to Orrstown Financial Services, Inc. on October 23, 2018.

II.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 26, 2003, OTFC and FirstBank NW Corp. announced their merger, and the merger was completed on October 31, 2003.

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares, Inc.

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SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 13, 2015, FRTR’s sale was announced, and the cash deal was completed on May 13, 2016.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On December 6, 2017, SSNF’s sale to The First Bancshares, Inc. was announced, and the cash/stock deal was completed on April 2, 2018.

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Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced, and the stock deal was completed on April 30, 2018.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK’s board was not focused on maximizing shareholder value and nominated a director for election at PBSK’s 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK’s 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We publicly called for PBSK’s sale, and on July 11, 2018, PBSK’s sale to City Holding Company was announced. The stock deal was completed on December 7, 2018.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. At HFBC’s May 2013 annual meeting, we nominated a director for the board of directors and strongly opposed HFBC’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two to one margin, and the proposed Sumner deal was subsequently terminated in August 2013.

On May 1, 2017, we sent a letter to stockholders (filed as Exhibit 13 to the Twelfth Amendment to our Schedule 13D) detailing the extensive real estate holdings of HFBC’s CEO, John Peck, as well as numerous other conflicts of interest of both Mr. Peck and HFBC’s counsel, George M. (“Greg”) Carter, of which HFBC board members were apparently unaware. Subsequently, HFBC formed a “Special Litigation Committee” to investigate. On February 23, 2018, HFBC filed a Form 8-K reporting that although the Special Litigation Committee did not dispute the facts in the May 1 letter, it declined to recommend HFBC bring a lawsuit or remedial action against John Peck.

On May 4, 2017, we filed a complaint in the Delaware Court of Chancery against HFBC, the current members of the board of directors and one former board member, asking the Court to declare that HFBC’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, HFBC announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our attorneys’ fees and expenses, which Vice Chancellor J. Travis Laster granted in its entirety on February 7, 2018, awarding us $610,312. In his ruling on the motion, the Judge excoriated the conduct of HFBC’s board; the full court transcript is filed as Exhibit 14 to the Fourteenth Amendment to our Schedule 13D.

On February 23, 2018, we formally demanded that HFBC’s board of directors take action against the Issuer’s attorneys, Edward B. Crosland, Jr., of Jones Walker LLP and Greg Carter of Carter & Carter Law Firm, for legal malpractice and seek damages in excess of $1 million to HFBC; our demand letter is attached as Exhibit 15 to the Fifteenth Amendment to our Schedule 13D.

Following our nomination of Mark D. Alcott in March of 2018 for election to HFBC’s board of directors to replace John Peck, we entered into a Standstill Agreement with HFBC dated April 10, 2018, whereby Mr. Alcott would be appointed to the HFBC board. The board also adopted revised compensation policies requiring HFBC to reach at least average annual performance relative to that of its peer group, or its executive officers would not receive salary raises, bonuses or perquisites.

Mr. Alcott’s appointment to the HFBC board became effective on April 18, 2018. On January 7, 2019, HFBC’s sale to First Financial Corporation was announced.

III.

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

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Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

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We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time. On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL’s market price increased and reflected fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

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First Financial Northwest, Inc. (“FFNW”) – We filed our original Schedule 13D reporting our position on September 12, 2011. At the Company’s 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believed management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW’s shares. In our estimation, FFNW’s market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted Company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, its chairman of the board stepped down and several directors resigned from the board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement’s performance targets. John P. O’Grady continued to serve as an independent director on the board but no longer as our nominee.

After meeting with the new CEO and the new chairman of the board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted Company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

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Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased and reflected fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

IV.

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with KFS’s CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, and our other nominee was elected chairman of the board. In addition, the board fired the CEO and CFO for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board.

Since then, Joseph Stilwell has remained on the board, and KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks. On May 24, 2018, the Stilwell Group announced it would withhold its proxy votes on the reelection of the then current CEO at the KFS annual meeting. Although the CEO was reelected to the board, the board announced on September 5, 2018, a CEO transition in which he would no longer serve as CEO. The KFS board appointed John T. Fitzgerald as the new CEO to execute its warranty segment strategy.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares, and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018. On February 20, 2018, we reached an agreement with MBCQ, and our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors.

V.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III’s appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. When the board announced Mr. Fitz Gibbon’s unexplained resignation on December 20, 2016, we nominated a director for election at WAYN’s 2017 annual meeting. We lost by a narrow margin.

We nominated a director for election at WAYN’s 2018 annual meeting with the belief that there have been multiple suitors interested in acquiring WAYN, and that the board has a duty to evaluate strategic alternatives to maximize shareholder value. Our nominee was not elected.

Due to projected and achieved Return on Equity (ROE) targets since WAYN’s 2018 annual meeting, we will not seek board representation in 2019.

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. We believe IROQ must increase its rate of share repurchases while the shares remain below book value.

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Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value. CROL deregistered its shares of common stock effective in 2017.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board will act in good faith to maximize shareholder value over the long term. FABK deregistered its shares of common stock effective in 2013.

CIB Marine Bancshares, Inc. (“CIBH”) – We believe management and the board are acting in good faith to maximize shareholder value. CIBH deregistered its shares of common stock effective in 2012.

West Town Bancorp, Inc. (“WTWB”) – We believe management and the board are acting in good faith to maximize shareholder value. WTWB deregistered its shares of common stock effective in 2003.

VI.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We now believe BFFI should be sold and intend to gain board representation at BFFI’s 2019 annual meeting.

Alcentra Capital Corp (“ABDC”) - We filed our original Schedule 13D reporting our position on December 28, 2017. We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year, that if ABDC did not repurchase 10% of its shares in 2018, we would aggressively seek board representation. They did not do so. On January 25, 2019, we announced our nominees and alternate nominee for ABDC’s 2019 election of directors. On April 16, 2019, we sent a letter to shareholders (available at http://www.okapivote.com/alcentra) detailing the reasons why we believe ABDC should be liquidated or sold.

VII.

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares are held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and to this day, the board and management have not received such a plan. In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal. NECB deregistered its shares of common stock effective in 2016.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. SCAY deregistered its shares of common stock effective in 2009. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they chose neither path. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion. Subsequent to our letter, SCAY announced its merger with a smaller mutual.

CUSIP No. 963025101	SCHEDULE 13D	Page 20 of 39

Item 5. Interest in Securities of the Issuer

The members of the Stilwell Group beneficially own an aggregate of 955,753 shares of Common Stock, consisting of (i) 882,099 shares of Common Stock owned of record and (ii) 73,654 shares of Common Stock which are issuable upon the conversion of 49,967 shares of Series D cumulative convertible Preferred Stock, no par value (“Series D Preferred Stock”). The percentages reported herein for the Stilwell Group are calculated based on the number of outstanding shares of Common Stock, 9,693,271, reported as the number of outstanding shares as of April 30, 2019, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 2, 2019 (the “Quarterly Report”), plus the 73,654 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, as applicable. Rodney Atamian beneficially owns an aggregate of 1,687 shares of Common Stock, which are issuable upon the conversion of 2,700 shares of Series B Preferred Stock. The percentages reported herein for Rodney Atamian are calculated based on the number of outstanding shares of Common Stock, 9,693,271, reported as the number of outstanding shares as of April 30, 2019, in the Quarterly Report, plus the 1,687 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock, as applicable. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

(A)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 955,753

 Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 955,753
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 955,753

(c)	Stilwell Value Partners VII has not purchased or sold shares of Common Stock within the past 60 days. The Total Purchase Price reported in the Thirteenth Amendment for the following purchase of Series D Preferred Stock (which are convertible into the number of shares of Common Stock indicated in parentheses in the table below) previously was inaccurately stated. The table below amends and restates the prior disclosure.

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
2/27/19	3,700 (5,454)	$13.55	$50,126

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

(B)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 955,753

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 955,753

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 955,753

(c)	Stilwell Activist Fund has not purchased or sold shares of Common Stock within the past 60 days. The Total Purchase Price reported in the Thirteenth Amendment for the following purchase of Series D Preferred Stock (which are convertible into the number of shares of Common Stock indicated in parentheses in the table below) previously was inaccurately stated. The table below amends and restates the prior disclosure.

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
2/27/19	1,750 (2,580)	$13.55	$23,708

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

CUSIP No. 963025101	SCHEDULE 13D	Page 21 of 39

(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 955,753

        Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 955,753

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 955,753

(c)	Stilwell Activist Investments is a party to a Swap Agreement (as defined and described in Item 6 below). Schedule B, attached hereto and incorporated herein by reference, sets forth the transactions in the Issuer’s securities made pursuant to the Swap Agreement. Stilwell Activist Investments has not purchased or sold shares of Common Stock within the past 60 days. The Total Purchase Price reported in the Thirteenth Amendment for the following purchase of Series D Preferred Stock (which are convertible into the number of shares of Common Stock indicated in parentheses in the table below) previously was inaccurately stated. The table below amends and restates the prior disclosure.

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
2/27/19	14,450 (21,300)	$13.55	$195,763

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 955,753

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 955,753

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 955,753

(c)	Stilwell Value LLC has made no purchases or sales or transfers of shares of Common Stock.

(d)	Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments.

(E)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 955,753

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 955,753

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 955,753

(c)	Joseph Stilwell has made no purchases, sales or transfers of shares of Common Stock.

(F)	Rodney Atamian

(a)	Aggregate number of shares beneficially owned: 1,687

         Percentage: 0.0%

(b)	1. Sole power to vote or to direct vote: 1,687

2. Shared power to vote or to direct vote: 0

3. Sole power to dispose or to direct the disposition: 1,687

4. Shared power to dispose or to direct disposition: 0

(c)	Within the past 60 days, Rodney Atamian sold shares of Series B Preferred Stock (which are convertible into the number of shares of Common Stock indicated in parentheses in the table below) as follows:

Date	Number of Shares Sold	Price Per Share	Total Sale Price
5/1/19	100 (63)	$13.80	$1,380

CUSIP No. 963025101	SCHEDULE 13D	Page 22 of 39

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On May 2, 2019, the Stilwell Group entered into a nominee agreement (the “Additional Nominee Agreement”) with Rodney Atamian (the “Additional Nominee”), pursuant to which the Additional Nominee has agreed, should the Stilwell Group so elect, to stand for election to the Issuer’s board of directors at the Issuer’s 2019 annual stockholder meeting and to serve as director if elected. Pursuant to the Additional Nominee Agreement, the Stilwell Group has agreed to (i) reimburse all of Additional Nominee’s actual out-of-pocket expenses incurred in connection with the nomination process and (ii) indemnify Additional Nominee for any damages and expenses incurred in connection with his nomination for director of the Issuer. The foregoing summary of the Additional Nominee Agreement is qualified in its entirety by reference to the full text of the Additional Nominee Agreement, a copy of which is filed as Exhibit 18 to this Fourteenth Amendment and is incorporated by reference herein.

On April 10, 2019, Joseph Stilwell delivered a written consent (the “Consent of Proposed Nominee”) to the Stilwell Group to be named in the Stilwell Group’s proxy statement and to serve on the Issuer’s board of directors if elected. A copy of the Consent of Proposed Nominee was filed as Exhibit 12 to the Thirteenth Amendment and is incorporated by reference herein.

On April 10, 2019, the Stilwell Group entered into separate nominee agreements (each, a “Nominee Agreement” and, collectively, the “Nominee Agreements”) with Michelle D. Bergman, Kerry G. Campbell, Corissa B. Porcelli and Paula J. Poskon (collectively, the “Nominees”), pursuant to which each Nominee has agreed, should the Stilwell Group so elect, to stand for election to the Issuer’s board of directors at the Issuer’s 2019 annual stockholder meeting and to serve as director if elected. Pursuant to the Nominee Agreements, the Stilwell Group has agreed to (i) reimburse all of each Nominee’s actual out-of-pocket expenses incurred in connection with the nomination process and (ii) indemnify each Nominee for any damages and expenses incurred in connection with her or his nomination for director of the Issuer. The foregoing summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Nominee Agreements, copies of which were filed as Exhibits 13, 14, 15 and 16 to the Thirteenth Amendment and are incorporated by reference herein.

Stilwell Activist Investments has entered into a certain cash-settled total return swap agreement, effective as of January 22, 2019 (the “Swap Agreement”), pursuant to which it purchased certain cash-settled swaps (the “Swaps”) constituting economic exposure to notional shares of the Series D Preferred Stock with maturity dates of March 1, 2022. The Swaps provide Stilwell Activist Investments with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of the Series D Preferred Stock that are the subject of the Swaps. Pursuant to the Swaps, Stilwell Activist Investments, as of May 7, 2019, had an aggregate economic exposure of 124,846 shares of the Series D Preferred Stock (representing approximately 3.5% of the outstanding shares of Series D Preferred Stock on the same basis).

Other than the Additional Nominee Agreement, Consent of Proposed Nominee, the Nominee Agreements, and the Swap Agreement, all as described above, and the Amended Joint Filing Agreement filed as Exhibit 17 to this Fourteenth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Joseph Stilwell, in his capacities as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the 13D Group, which disclosure is incorporated herein by reference.

CUSIP No. 963025101	SCHEDULE 13D	Page 23 of 39

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated July 3, 2017, filed with the Original Schedule 13D
2	Consent of Proposed Nominee, dated November 30, 2017, with Nominee Joseph D. Stilwell, filed with the Second Amendment
3	Nominee Agreement, dated November 30, 2017, with Nominee Paula J. Poskon, filed with the Second Amendment
4	Nominee Agreement, dated November 30, 2017, with Nominee Corissa B. Porcelli (formerly Corissa J. Briglia), filed with the Second Amendment
5	Letter to the Shareholders of the Issuer, dated June 22, 2018, filed with the Fifth Amendment
6	Letter to the Shareholders of the Issuer, dated July 9, 2018, filed with the Seventh Amendment
7	Letter to the Shareholders of the Issuer, dated July 24, 2018, filed with the Eighth Amendment
8	Letter to the Shareholders of the Issuer, dated August 16, 2018, filed with the Ninth Amendment
9	Letter to the Shareholders of the Issuer, dated September 5, 2018, filed with the Tenth Amendment
10	Letter to the Shareholders of the Issuer, dated September 18, 2018, filed with the Eleventh Amendment
11	Photograph of sign, dated October 29, 2018, filed with the Twelfth Amendment
12	Consent of Proposed Nominee, dated April 10, 2019, with Nominee Joseph D. Stilwell, filed with the Thirteenth Amendment
13	Nominee Agreement, dated April 10, 2019, with Nominee Michelle D. Bergman, filed with the Thirteenth Amendment
14	Nominee Agreement, dated April 10, 2019, with Nominee Kerry G. Campbell, filed with the Thirteenth Amendment
15	Nominee Agreement, dated April 10, 2019, with Nominee Corissa B. Porcelli, filed with the Thirteenth Amendment
16	Nominee Agreement, dated April 10, 2019, with Nominee Paula J. Poskon, filed with the Thirteenth Amendment
17	Amended Joint Filing Agreement, dated May 2, 2019
18	Nominee Agreement, dated May 2, 2019, with Nominee Rodney S. Atamian

CUSIP No. 963025101	SCHEDULE 13D	Page 24 of 39

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2019

STILWELL VALUE PARTNERS VII, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
	By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

RODNEY ATAMIAN
/s/ Rodney Atamian
Rodney Atamian

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact

CUSIP No. 963025101	SCHEDULE 13D	Page 25 of 39

APPENDIX A

IDENTITY OF PARTICIPANTS

The participants in the solicitation are anticipated to be Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”), Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”), Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"), Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and Joseph Stilwell (“Mr. Stilwell” and together with Stilwell Activist Investments, Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Value LLC, the “Beneficial Owners”), as well as Mr. Stilwell, Rodney S. Atamian, Corissa B. Porcelli, Michelle D. Bergman, Paula J. Poskon, and Kerry G. Campbell as nominees (the “Nominees” and together with the Beneficial Owners, the “Participants” and each a “Participant”).

Each of the Participants in this solicitation may be deemed to beneficially own the shares of common stock, par value $0.01 per share (“Common Stock”), of Wheeler Real Estate Investment Trust, Inc. (the “Corporation”), the Series D cumulative convertible Preferred Stock, no par value (the “Series D Preferred Stock”) and the Series B convertible Preferred Stock, no par value (the “Series B Preferred Stock’) of the Corporation owned in the aggregate by the other members of the group. Each of the Participants specifically disclaims beneficial ownership of such shares of Common Stock, Series D Preferred Stock and Series B Preferred Stock except to the extent of its, hers or his pecuniary interest therein.

With respect to each Participant, other than as disclosed herein, such Participant is not and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as the general partner of each of Stilwell Activist Investments, Stilwell Value Partners VII and Stilwell Activist Fund, and Joseph Stilwell, in his capacity as the managing member and sole owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits. With respect to each Participant, other than as disclosed below, neither such Participant nor any of such Participant’s associates has any arrangement or understanding with any person with respect to (i) any future employment by the Corporation or its affiliates or (ii) any future transactions to which the Corporation or any of its affiliates will or may be a party.

On February 25, 2019, Stilwell Activist Investments commenced an action against the Corporation in Maryland Circuit Court for Baltimore County, seeking an order compelling the Corporation to make available for inspection certain financial records, pursuant to Maryland General Corporation law.  The Complaint alleges that Stilwell Activist Investments made a demand for books and records on December 20, 2018, in light of the troubling performance of the Corporation. As alleged in the Complaint, the Corporation’s share price had declined substantially in 2018, its CEO had been terminated for cause, the Corporation stopped paying a dividend to common holders, and then defaulted on its dividend obligations to preferred shareholders. In particular, the demand sought records concerning the Corporation’s loans to the Sea Turtle Project, a development where its then CEO, Jon Wheeler, had a financial interest and which were written down and/or written off shortly after the loans were made. The Corporation failed to comply with Stilwell Activist Investments’ request to inspect the Corporation’s financial records. As a result, Stilwell Activist Investments initiated a suit to compel their production.

Except as otherwise set forth herein, (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Corporation; (iii) no Participant owns any securities of the Corporation which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Corporation during the past two years; (v) no part of the purchase price or market value of the securities of the Corporation owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Corporation; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Corporation; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Corporation’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Corporation or its affiliates, or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Corporation’s 2019 Annual Meeting of Stockholders (the “Annual Meeting”); (xii) no Participant holds any positions or offices with the Corporation; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Corporation to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Corporation. Except as otherwise set forth herein, (i) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries and (ii) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

CUSIP No. 963025101	SCHEDULE 13D	Page 26 of 39

Security Ownership of Beneficial Owners

The table below shows the number of shares of Common Stock and Series D Preferred Stock held in accounts of the listed entities or individuals.

Title of Class	Name of Owner	Direct Beneficial Ownership	Percent of Class (1)

Common Stock	Stilwell Activist Investments	711,244 shares, which includes 36,876 shares of Series D Preferred Stock that are convertible into 54,357 shares of Common Stock	7.3%

Common Stock	Stilwell Value Partners VII	149,402 shares, which includes 8,402 shares of Series D Preferred Stock that are convertible into 12,385 shares of Common Stock	1.5%

Common Stock	Stilwell Activist Fund	95,107 shares, which includes 4,689 shares of Series D Preferred Stock that are convertible into 6,912 shares of Common Stock	0.98%

Common Stock	Stilwell Value LLC	955,753 shares, which includes 49,967 shares of Series D Preferred Stock that are convertible into 73,654 shares of Common Stock	9.8%

Common Stock	Mr. Stilwell	955,753 shares, which includes 49,967 shares of Series D Preferred Stock that are convertible into 73,654 shares of Common Stock	9.8%

(1)	The percentages are calculated based on the number of outstanding shares of Common Stock, 9,693,271, reported as the number of outstanding shares as of April 30, 2019, in the Corporation’s Form 10-Q filed with the Securities and Exchange Commission on May 2, 2019 (the “10-Q”), plus certain or all of the 73,654 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, as applicable.

CUSIP No. 963025101	SCHEDULE 13D	Page 27 of 39

Stilwell Value LLC, as the general partner of each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments, may be deemed the beneficial owner of the 955,753 shares of Common Stock, which includes 49,967 shares of Series D Preferred Stock that are convertible into 73,654 shares of Common Stock, owned directly by Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments. Mr. Stilwell, as the managing member and owner of Stilwell Value LLC, may be deemed the beneficial owner of the 955,753 shares of Common Stock, which includes 49,967 shares of Series D Preferred Stock that are convertible into 73,654 shares of Common Stock, owned directly by Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments.

Stilwell Activist Investments has entered into a certain International Swaps and Derivatives Association Master Agreement (the “ISDA Agreement”) in connection with Stilwell Activist Investments’ entry into contractual arrangements for cash-settled swaps referencing the Series D Preferred Stock (the “Swaps”). Pursuant to the ISDA Agreement, Stilwell Activist Investments purchased Swaps on the dates and at the execution prices set forth in the two year summary table below constituting economic exposure to an aggregate of 124,846 notional shares of the Series D Preferred Stock, which have a maturity date of March 1, 2022. The Swaps provide Stilwell Activist Investments with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of the Series D Preferred Stock that are the subject of the Swaps.

Description of Beneficial Ownership and Beneficial Owners

Mr. Stilwell is the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Stilwell Activist Fund and Stilwell Value Partners VII. The business address of each Beneficial Owner is 111 Broadway, 12th Floor, New York, New York 10006.

The principal business of each of Stilwell Activist Investments, Stilwell Value Partners VII and Stilwell Activist Fund is serving as a private investment partnership engaged in the purchase and sale of securities for its own account. The principal business of Stilwell Value LLC is serving as the general partner of each of Stilwell Activist Investments, Stilwell Value Partners VII, Stilwell Activist Fund, and other affiliated private investment partnerships. The principal employment of Mr. Stilwell is investment management, and he serves as the managing member and sole owner of Stilwell Value LLC.

Because he is the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Stilwell Activist Fund and Stilwell Value Partners VII, Mr. Stilwell has the power to direct the affairs of Stilwell Activist Investments, Stilwell Activist Fund and Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments, Stilwell Activist Fund and Stilwell Value Partners VII. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Value Partners VII with regard to those shares of Common Stock.

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 955,753 shares of Common Stock, which includes 49,967 shares of Series D Preferred Stock that are convertible into 73,654 shares of Common Stock, representing approximately 9.8% of the Corporation’s outstanding shares of Common Stock (based upon the 9,693,271 shares of Common Stock reported as the number of outstanding shares as of April 30, 2019, in the Corporation’s 10-Q plus certain or all of the 73,654 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, as applicable). The Beneficial Owners have an interest in the election of directors at the Corporation’s Annual Meeting as shareholders.

CUSIP No. 963025101	SCHEDULE 13D	Page 28 of 39

Security Ownership of Nominees

As of the date hereof, Mr. Stilwell does not directly own any securities of the Corporation and has not engaged in any transactions in securities of the Corporation during the past two years. Joseph Stilwell, by virtue of being the managing member and owner of Stilwell Value LLC, the general partner of each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments, may be deemed the beneficial owner of the 955,753 shares of Common Stock, which includes 49,967 shares of Series D Preferred Stock that are convertible into 73,654 shares of Common Stock, owned in the aggregate by Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments.

As of the date hereof, Mr. Atamian directly beneficially owns 2,700 shares of Series B Preferred Stock that are convertible into 1,687 shares of Common Stock.

As of the date hereof, none of Mses. Porcelli, Bergman and Poskon or Mr. Campbell own beneficially or of record any securities of the Corporation and none have engaged in any transactions in securities of the Corporation during the past two years.

Two Year Summary Table

The following table indicates the date of each purchase and sale of securities of the Corporation by each Participant within the past two years and the number of securities in each purchase and sale.

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

Stilwell Activist Investments, L.P.

Purchase of Common Stock	18,913	06/01/2017
Purchase of Common Stock	32,426	06/02/2017
Purchase of Common Stock	52,105	06/05/2017
Purchase of Common Stock	16,376	06/06/2017
Purchase of Common Stock	17,286	06/07/2017
Purchase of Common Stock	16,602	06/08/2017
Purchase of Common Stock	7,574	06/09/2017
Purchase of Common Stock	7,159	06/12/2017
Purchase of Common Stock	7,165	06/13/2017
Purchase of Common Stock	31,753	06/14/2017
Purchase of Common Stock	38,370	06/15/2017
Purchase of Common Stock	16,567	06/16/2017
Purchase of Common Stock	19,976	06/19/2017
Purchase of Common Stock	42,591	06/20/2017
Purchase of Common Stock	20,271	06/21/2017
Purchase of Common Stock	21,222	06/22/2017
Purchase of Common Stock	37,743	06/23/2017
Purchase of Common Stock	24,695	06/26/2017
Purchase of Common Stock	14,969	06/27/2017
Purchase of Common Stock	37,825	06/28/2017
Purchase of Common Stock	19,858	06/29/2017
Purchase of Common Stock	34,053	06/30/2017
Purchase of Common Stock	6,809	07/05/2017
Purchase of Common Stock	400	07/06/2017
Purchase of Common Stock	8,616	07/12/2017
Purchase of Common Stock	5,757	07/13/2017
Purchase of Common Stock	2,834	07/14/2017
Purchase of Common Stock	5,402	07/26/2017
Purchase of Common Stock	11,560	07/27/2017
Purchase of Common Stock	4,219	07/28/2017
Purchase of Common Stock	9,393	07/31/2017
Purchase of Common Stock	3,245	08/01/2017
Purchase of Common Stock	2,312	08/02/2017
Purchase of Common Stock	15,090	08/03/2017
Purchase of Common Stock	10,179	08/04/2017
Purchase of Common Stock	3,946	08/07/2017
Purchase of Common Stock	2,560	08/08/2017
Purchase of Common Stock	11,910	08/09/2017
Purchase of Common Stock	3,686	08/10/2017
Purchase of Series D Preferred Stock	4,250 (convertible into 6,265 shares of Common Stock)	02/01/2018
Purchase of Series D Preferred Stock	9,367 (convertible into 13,807 shares of Common Stock)	02/20/2018
Purchase of Series D Preferred Stock	2,500 (convertible into 3,685 shares of Common Stock)	03/07/2018
Purchase of Series D Preferred Stock	3,009 (convertible into 4,435 shares of Common Stock)	05/09/2018
Purchase of Common Stock	3,517	07/23/2018
Purchase of Common Stock	3,795	07/24/2018
Purchase of Common Stock	4,665	07/25/2018
Purchase of Common Stock	1,493	08/02/2018
Purchase of Series D Preferred Stock	1,255 (convertible into 1,850 shares of Common Stock)	11/07/2018
Purchase of Series D Preferred Stock	2,045 (convertible into 3,014 shares of Common Stock)	11/08/2018
Purchase of Series D Preferred Stock	14,450 (convertible into 21,300 shares of Common Stock)	02/27/2019

CUSIP No. 963025101	SCHEDULE 13D	Page 29 of 39

Stilwell Value Partners VII, L.P.

Purchase of Common Stock	3,750	06/01/2017
Purchase of Common Stock	6,430	06/02/2017
Purchase of Common Stock	10,331	06/05/2017
Purchase of Common Stock	3,247	06/06/2017
Purchase of Common Stock	3,428	06/07/2017
Purchase of Common Stock	3,292	06/08/2017
Purchase of Common Stock	1,502	06/09/2017
Purchase of Common Stock	1,420	06/12/2017
Purchase of Common Stock	1,421	06/13/2017
Purchase of Common Stock	6,296	06/14/2017
Purchase of Common Stock	7,608	06/15/2017
Purchase of Common Stock	3,285	06/16/2017
Purchase of Common Stock	3,961	06/19/2017
Purchase of Common Stock	8,445	06/20/2017
Purchase of Common Stock	3,490	06/21/2017
Purchase of Common Stock	4,736	06/22/2017
Purchase of Common Stock	7,484	06/23/2017
Purchase of Common Stock	4,896	06/26/2017
Purchase of Common Stock	2,968	06/27/2017
Purchase of Common Stock	7,500	06/28/2017
Purchase of Common Stock	3,937	06/29/2017
Purchase of Common Stock	6,752	06/30/2017
Purchase of Common Stock	1,350	07/05/2017
Purchase of Common Stock	1,788	07/12/2017
Purchase of Common Stock	1,142	07/13/2017
Purchase of Common Stock	200	07/18/2017
Purchase of Common Stock	1,433	07/26/2017
Purchase of Common Stock	2,292	07/27/2017
Purchase of Common Stock	836	07/28/2017
Purchase of Common Stock	1,863	07/31/2017
Purchase of Common Stock	1,102	08/02/2017
Purchase of Common Stock	2,992	08/03/2017
Purchase of Common Stock	2,018	08/04/2017
Purchase of Common Stock	696	08/07/2017
Purchase of Common Stock	2,956	08/09/2017
Purchase of Common Stock	651	08/10/2017
Purchase of Series D Preferred Stock	750 (convertible into 1,106 shares of Common Stock)	02/01/2018
Purchase of Series D Preferred Stock	1,950 (convertible into 2,874 shares of Common Stock)	02/20/2018
Purchase of Series D Preferred Stock	1,316 (convertible into 1,940 shares of Common Stock)	05/09/2018
Purchase of Common Stock	4,779	07/19/2018
Purchase of Common Stock	1,981	07/20/2018
Purchase of Common Stock	930	07/23/2018
Purchase of Common Stock	820	07/24/2018
Purchase of Common Stock	1,009	07/25/2018
Purchase of Series D Preferred Stock	686 (convertible into 1,011 shares of Common Stock)	11/08/2018
Purchase of Series D Preferred Stock	3,700 (convertible into 5,454 shares of Common Stock)	02/27/2019

CUSIP No. 963025101	SCHEDULE 13D	Page 30 of 39

Stilwell Activist Fund, L.P.

Purchase of Common Stock	2,337	06/01/2017
Purchase of Common Stock	4,008	06/02/2017
Purchase of Common Stock	6,440	06/05/2017
Purchase of Common Stock	2,024	06/06/2017
Purchase of Common Stock	2,137	06/07/2017
Purchase of Common Stock	2,052	06/08/2017
Purchase of Common Stock	936	06/09/2017
Purchase of Common Stock	885	06/12/2017
Purchase of Common Stock	885	06/13/2017
Purchase of Common Stock	3,925	06/14/2017
Purchase of Common Stock	4,742	06/15/2017
Purchase of Common Stock	2,048	06/16/2017
Purchase of Common Stock	2,469	06/19/2017
Purchase of Common Stock	5,264	06/20/2017
Purchase of Common Stock	2,505	06/21/2017
Purchase of Common Stock	2,623	06/22/2017
Purchase of Common Stock	4,665	06/23/2017
Purchase of Common Stock	3,052	06/26/2017
Purchase of Common Stock	1,850	06/27/2017
Purchase of Common Stock	4,675	06/28/2017
Purchase of Common Stock	2,454	06/29/2017
Purchase of Common Stock	4,209	06/30/2017
Purchase of Common Stock	841	07/05/2017
Purchase of Common Stock	1,115	07/12/2017
Purchase of Common Stock	711	07/13/2017
Purchase of Common Stock	1,018	07/26/2017
Purchase of Common Stock	1,429	07/27/2017
Purchase of Common Stock	522	07/28/2017
Purchase of Common Stock	1,161	07/31/2017
Purchase of Common Stock	686	08/02/2017
Purchase of Common Stock	1,865	08/03/2017
Purchase of Common Stock	1,259	08/04/2017
Purchase of Common Stock	750	08/08/2017
Purchase of Common Stock	1,526	08/09/2017
Purchase of Series D Preferred Stock	1,683 (convertible into 2,481 shares of Common Stock)	02/20/2018
Purchase of Series D Preferred Stock	575 (convertible into 848 shares of Common Stock)	05/09/2018
Purchase of Common Stock	2,831	07/19/2018
Purchase of Common Stock	3,119	07/20/2018
Purchase of Common Stock	1,367	07/23/2018
Purchase of Common Stock	513	07/24/2018
Purchase of Common Stock	631	07/25/2018
Purchase of Common Stock	666	08/02/2018
Purchase of Series D Preferred Stock	681 (convertible into 1,004 shares of Common Stock)	11/08/2018
Purchase of Series D Preferred Stock	1,750 (convertible into 2,580 shares of Common Stock)	02/27/2019

CUSIP No. 963025101	SCHEDULE 13D	Page 31 of 39

Stilwell Activist Investments, L.P.

Nature of the Transaction	Amount of Series D Preferred Stock	Price ($)	Date of Purchase/Sale
Purchase of Cash-Settled Swap	246	14.0000	04/05/2019
Purchase of Cash-Settled Swap	1,561	13.9990	04/08/2019
Purchase of Cash-Settled Swap	13,200	13.9723	04/09/2019
Purchase of Cash-Settled Swap	2,000	13.8085	04/10/2019
Purchase of Cash-Settled Swap	9,700	13.9634	04/11/2019
Purchase of Cash-Settled Swap	6,600	13.8295	04/15/2019
Purchase of Cash-Settled Swap	400	14.0000	04/16/2019
Purchase of Cash-Settled Swap	28,600	14.0057	04/17/2019
Purchase of Cash-Settled Swap	3,706	13.9851	04/18/2019
Purchase of Cash-Settled Swap	1,000	13.9460	04/22/2019
Purchase of Cash-Settled Swap	579	13.8965	04/23/2019
Purchase of Cash-Settled Swap	34,855	13.9838	04/24/2019
Purchase of Cash-Settled Swap	900	14.0000	04/25/2019
Purchase of Cash-Settled Swap	5,009	14.5000	04/30/2019
Purchase of Cash-Settled Swap	8,990	14.5000	05/03/2019
Purchase of Cash-Settled Swap	7,500	14.5000	05/06/2019

Rodney S. Atamian

Purchase of Series B Preferred Stock	300 (convertible into 188 shares of Common Stock)	01/28/2019
Purchase of Series B Preferred Stock	2,500 (convertible into 1,563 shares of Common Stock)	02/08/2019
Sale of Series B Preferred Stock	(100) (convertible into 63 shares of Common Stock)	05/01/2019

Interest of Certain Persons in Matters to be Acted Upon

Each of the Nominees has consented to be named as a Nominee of Stilwell Activist Investments, to be named as a Nominee in any proxy statement and materials filed by Stilwell Activist Investments or its affiliates in connection with the solicitation of proxies from the Corporation’s stockholders in connection with the Annual Meeting and to serve as a director of the Corporation, if so elected (each, a “Consent”).

Stilwell Activist Investments, Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Value LLC and each of Mses. Bergman, Poskon and Porcelli and Messrs. Campbell and Atamian are parties to separate nominee agreements (each, a “Nominee Agreement”), whereby Stilwell Activist Investments, Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Value LLC have agreed to reimburse each of Mses. Bergman, Poskon and Porcelli and Messrs. Campbell and Atamian for his or her expenses incurred in connection with his or her nomination for election to the Board of Directors and to indemnify and hold each of Mses. Bergman, Poskon and Porcelli and Messrs. Campbell and Atamian harmless from and against all damages and claims that may arise in connection with being nominated for election to the Board of Directors. Pursuant to the Nominee Agreements, each of Mses. Bergman, Poskon and Porcelli and Messrs. Campbell and Atamian has agreed not to acquire, directly or indirectly, any shares of Common Stock, whether beneficially or of record, from the date of the respective Nominee Agreements until the conclusion of the Annual Meeting. Each of Mses. Bergman’s, Poskon’s and Porcelli’s and Messrs. Campbell’s and Atamian’s Consent is also attached as Exhibit A to their respective Nominee Agreements.

CUSIP No. 963025101	SCHEDULE 13D	Page 32 of 39

Information About the NomineeS

Set forth below is certain information regarding the Nominees required by Article II, Section 11(a) of the Corporation’s Bylaws (“Bylaws”). The Beneficial Owners believe that the Nominees presently are, and if elected as a director of the Corporation, each would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Corporation’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.:

The following information was provided by the Nominees, which each has certified as correct:

A. Name, Date of Birth, and Business Address

Name	Age	Business Address

Joseph D. Stilwell	57	111 Broadway, 12th Floor New York, New York 10006

Rodney S. Atamian	50	9555 Hillwood Dr., Suite 103 Las Vegas, Nevada 89134

Corissa B. Porcelli	32	111 Broadway, 12th Floor New York, New York 10006

Michelle D. Bergman	52	P.O. Box 364 25 West Road Short Hills, New Jersey 07078

Paula J. Poskon	54	12372 Lima Lane Reston, Virginia 20191

Kerry G. Campbell	53	38 Benedict Avenue Staten Island, New York 10314

B. Business Experience During the Past Five Years

Joseph D. Stilwell, age 57, is the owner and managing member of Stilwell Value LLC, the general partner of a group of private investment partnerships known as The Stilwell Group. Mr. Stilwell started his first investment fund in 1993 and has been reviewing and analyzing financial statements and investing in financial companies for over 25 years. Since April 2009, he has served on the board of directors of Kingsway Financial Services Inc., a financial services company. Mr. Stilwell previously served on the boards of directors of American Physicians Capital, Inc. from November 2004 until it was acquired in October 2010 and SCPIE Holdings Inc. from December 2006 until it announced a sale of the company in October 2007. He graduated in 1983 from the Wharton School at the University of Pennsylvania with a Bachelor of Science in Economics. Stilwell Activist Investments believes Mr. Stilwell’s extensive experience and knowledge in capital allocation and maximizing shareholder value makes him well-qualified to serve as a director of the Corporation.

CUSIP No. 963025101	SCHEDULE 13D	Page 33 of 39

Rodney S. Atamian, age 50, is the co-founder and managing partner of City Sunstone Properties, which was established in 2012 and is a commercial real estate investment company based in Las Vegas, Nevada, focusing on value-add or underperforming retail strip properties. Prior to that, from 2001 through 2012, Mr. Atamian served as Executive Vice President, Secretary and Treasurer of Golden Gaming, Inc. (“Golden Gaming”), the predecessor company to Golden Entertainment, Inc. (NASDAQ: GDEN) that operates casinos, taverns, and slot routes. While at Golden Gaming, Mr. Atamian held privileged non-restricted gaming licenses in the States of Nevada and Colorado, among other jurisdictions where Golden Gaming conducted business, and was primarily responsible for oversight of the company’s legal, development, and governmental affairs. He was also Golden Gaming’s Chief Financial Officer from 2001 until 2007, and as such was responsible for directing and overseeing all accounting, compliance, and financial activities including capital allocation, strategic planning and banking relationships. Prior to joining Golden Gaming, Mr. Atamian held several corporate finance positions at Station Casinos, Inc. (“Station Casinos”), a gaming company, including, from 1997 through 2001, Vice President of Financial Services. During Mr. Atamian’s tenure at Station Casinos, the company raised more than one billion dollars in the public markets and was one of the most widely followed gaming industry companies. Previously, Mr. Atamian held several government positions in the State of California between 1988 and 1990 and served as a member on the California State Board of Education from 1986 through 1987. He also previously served on the Bond Oversight Committee for the Clark County Unified School District in Nevada. Mr. Atamian graduated from Stanford University with a B.A. in Public Policy. Stilwell Activist Investments believes Mr. Atamian’s 25 plus years of broad-based experience in business, finance and real estate, make him well-qualified to serve as a director of the Company.

Corissa B. Porcelli, age 32, serves as the Director of Research for a group of private investment partnerships known as The Stilwell Group, where she makes investment decisions primarily related to community banks. She joined The Stilwell Group in December 2010 as an Analyst and served in that capacity until becoming the Director of Research in April 2016. Ms. Porcelli has been a Director of Madison Bank of Maryland and its holding company MB Bancorp, Inc. (OTCMKTS: MBCQ) since March 2018. Ms. Porcelli previously served as a Director of Sunshine Community Bank and its holding company Sunshine Financial, Inc. from February 2016 until the company was sold in April 2018. She also previously served as a Director of Delanco Federal Savings Bank from August 2017, and its holding company Delanco Bancorp, Inc. from May 2017 until the company was sold in April 2018. Ms. Porcelli previously served as a Director of Fraternity Federal Savings and Loan Association and its holding company Fraternity Community Bancorp, Inc. from November 2014 until the company was sold in May 2016, and prior to that as a Director of Colonial Bank FSB and its holding company Colonial Financial Services, Inc. from March 2014 until the company was sold in April 2015. Ms. Porcelli graduated from the University of Pennsylvania with a B.A. in Economics and Psychology and is a Chartered Financial Analyst®. Stilwell Activist Investments believes Ms. Porcelli’s experience in public company leadership and corporate finance makes her well-qualified to serve as a director of the Corporation.

Michelle D. Bergman, age 52, is the founder of Bergman Law LLC. In 2010, she founded the firm, which provides legal services to private equity funds, hedge funds, middle market companies and start-ups. From 1994 through 2010, among other roles, Ms. Bergman served as the Chief Executive Officer of Truce Products LLC, a consumer products company, Senior Vice President and General Counsel, Duane Reade Inc., Vice President and Assistant General Counsel, AEA Investors Inc., Vice President/Counsel for Donaldson, Lufkin & Jenrette/CSFB Private Equity and as an associate at the law firm of Latham & Watkins. Ms. Bergman holds an M.B.A from the A.B. Freeman School of Business at Tulane University and a J.D. (magna cum laude) from the Tulane School of Law, where she also serves as an adjunct professor and co-founder of the Tulane Corporate Skills Intersession Boot Camp. Ms. Bergman has previously served on the Board of Directors of Emmis Communications, Inc. (NASDAQ: EMMS), as the Interim General Counsel and Corporate Secretary of Medimedia, Inc., as the Interim General Counsel and Head of Human Resources of Barneys New York, as the Vice Chairman of the Board of Trustees of the Millburn/Short Hills Education Foundation, on the New York City Go Red For Women Committee of the American Heart Association and on the Board of Trustees of the Duane Reade Foundation. She is currently on the Board of Trustees of the American Theater Group and the Dean’s Advisory Board of Tulane Law School. Stilwell Activist Investments believes Ms. Bergman’s 25 plus years of broad-based experience in both the legal and business aspects of private equity, corporate finance, mergers and acquisitions and corporate governance across multiple industries makes her well-qualified to serve as a director of the Corporation.

CUSIP No. 963025101	SCHEDULE 13D	Page 34 of 39

Paula J. Poskon, age 54, is the founder of STOV Advisory Services LLC (“STOV”), which offers professional consulting and advisory services to company executives and institutional investors in the areas of real estate, capital markets, investor relations, and diversity and inclusion. She has been STOV’s President since July 2016. Throughout the past decade, Ms. Poskon specialized in real estate investment trusts (REITs). Ms. Poskon served as Senior Vice President/Senior Real Estate Research Analyst at D.A. Davidson & Co., Inc. (“D.A. Davidson”), an employee-owned full-service investment firm, from September 2014 until May 2015. She was hired by D.A. Davidson to co-lead the launch of its real estate capital markets platform. Prior to that, Ms. Poskon was a Director and Senior Equity Research Analyst in Real Estate at Robert W. Baird & Co., Inc., an employee-owned wealth management, capital markets, asset management and private equity firm, from October 2005 until July 2014. She was named No. 3 on The Wall Street Journal’s “Best on the Street” among real estate analysts for 2009 and No. 2 among real estate analysts for stock-picking in 2011 by StarMine. From August 2000 until September 2005, Ms. Poskon was an Equity Research Associate, Asset Management Associate and Investment Banking Associate at Lehman Brothers, a global financial services firm. She graduated from the Wharton School at the University of Pennsylvania with a Bachelor of Science in Economics with a concentration in Accounting and a Master of Business Administration in Finance with a concentration in Strategic Management. Ms. Poskon is a frequent speaker at real estate industry conferences. Stilwell Activist Investments believes Ms. Poskon’s more than 15 years of capital markets experience in equity research and investment banking, together with her extensive relationships and experience in the real estate industry, make her well-qualified to serve as a director of the Corporation.

Kerry G. Campbell, age 53, is the principal of a financial litigation and investment management consulting firm, Kerry Campbell LLC, where since February 2014, he has served as a financial expert witness for arbitrations and litigations and provided consulting services to financial institutions and investors. His firm has been retained by institutional investors, high net worth investors and large global diversified financial institutions. Prior to that, from March 2010 until January 2014, Mr. Campbell worked in investment research and portfolio construction as a Managing Director at Arden Asset Management, and as a Senior Vice President at Guggenheim Partners from November 2003 until December 2008. From 2001 until 2003, Mr. Campbell worked in prime broker risk management as a Managing Director at Bear Stearns. Prior to that, he worked as a commissioned registered representative, a private wealth management consultant focusing on arbitrage transactions and as a credit analyst/loan officer. Mr. Campbell received an M.B.A in Finance from the University of Chicago Booth Graduate School of Business and a Bachelor of Science in Finance summa cum laude from Fordham University Gabelli School of Business. Mr. Campbell is an Approved FINRA Dispute Resolution Arbitrator, a Chartered Financial Analyst®, a CERTIFIED FINANCIAL PLANNER™, an Accredited Investment Fiduciary Analyst™ and a Securities Experts Roundtable Member.  Stilwell Activist Investments believes Mr. Campbell’s 30 plus years of financial industry experience, together with his experience as a financial expert witness on behalf of defendants and plaintiffs in arbitrations and litigations, makes him well-qualified to serve as a director of the Corporation.

C. Other Information

Neither the delivery of the Notice of Intent to Nominate dated April 12, 2019, as supplemented on May 2, 2019, including any Exhibits thereto (collectively, the “Notice”), nor any delivery by the Participants of additional information to the Corporation from and after the date hereof shall be deemed to constitute an admission by the Participants or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by the Participants or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Board of Directors of the Corporation in anticipation of, or following receipt of, the Notice). Furthermore, if the Board of Directors of the Corporation increases the number of directors to be nominated and elected at the Annual Meeting or a special meeting called for a similar purpose, the Participants reserve the right to add additional director nominees in respect of each such additional directorship. The Participants reserve the right to correct and/or supplement any statement or other information set forth in the Notice.

CUSIP No. 963025101	SCHEDULE 13D	Page 35 of 39

Exhibit 17

AMENDED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Amended Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: May 2, 2019

STILWELL VALUE PARTNERS VII, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
	By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

RODNEY ATAMIAN
/s/ Rodney Atamian
Rodney Atamian
*/s/ Megan Parisi
Megan Parisi Attorney-In-Fact

CUSIP No. 963025101	SCHEDULE 13D	Page 36 of 39

Exhibit 18

NOMINEE AGREEMENT

This Nominee Agreement is made this 2nd day of May 2019, by and among Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., and Stilwell Value Partners VII, L.P., (collectively, the “Stilwell Funds”), their General Partner, Stilwell Value LLC (“Stilwell Value” and together with the Stilwell Funds, “The Stilwell Group”), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and Rodney S. Atamian, an individual with offices at c/o City Sunstone Properties, LLC, 9555 Hillwood Drive, Suite 103, Las Vegas, NV 89134 (“Nominee”).

WHEREAS, The Stilwell Group and its affiliates are the beneficial owners of shares of common stock (“Common Stock”) of Wheeler Real Estate Investment Trust, Inc. (“WHLR” or the “Company”) and shares of the Company’s Series D Cumulative Convertible Preferred Stock that are convertible into shares of Common Stock, may solicit proxies to elect one or more nominees to WHLR’s Board of Directors (the “Board”) at the 2019 annual meeting of stockholders of WHLR (the “Meeting”), and wish to nominate Nominee for election to the Board at the Meeting;

WHEREAS, Nominee desires and agrees to be nominated for and to sit on the Board if elected at the Meeting for a term to expire at the 2020 annual meeting of stockholders and until his respective successor is duly elected and qualified;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.       Nominee hereby agrees to have his name placed in nomination by The Stilwell Group as its nominee for election to the Board, and for that purpose, understands and agrees that The Stilwell Group will solicit proxies from stockholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver his written consent to The Stilwell Group to be named in The Stilwell Group’s proxy statement and to serve as a director of WHLR if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that The Stilwell Group retains the right to determine whether Nominee will be its alternate or actual nominee and will so advise Nominee of its determination prior to the solicitation of proxies. Nominee understands that an alternate nominee may become the actual nominee if the actual nominee does not stand for election.

2.       Nominee hereby represents and warrants to The Stilwell Group that he has executed and delivered to The Stilwell Group a Questionnaire for Shareholder Proposed Nominees provided by WHLR and hereby certifies that the contents thereof are true and correct and that he will promptly notify The Stilwell Group of any change in such contents.

3.        Nominee hereby represents and warrants to The Stilwell Group that he will not acquire, directly or indirectly, any WHLR Common Stock, whether beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) or of record, from the date hereof until the conclusion of the Meeting and that he has notified all business partners, associates, family members and other entities or individuals with which he might share such beneficial ownership of WHLR Common Stock that no WHLR Common Stock may be purchased during such time.

4.       The Stilwell Group agrees to reimburse all of Nominee’s actual out-of-pocket expenses incurred in connection with the nomination process until the conclusion of the Meeting, including telephone, postage, and travel.

5.        Nominee and The Stilwell Group agree that in the event Nominee is elected as a director of WHLR, nothing in this Agreement shall be construed as affecting Nominee’s ability to act independently with respect to his responsibilities and decisions as a director which shall be governed by applicable law and subject to Nominee’s fiduciary duty to the stockholders of the Company.

6.       The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board (the “Solicitation”); provided, however, that Nominee will not be entitled to indemnification for claims arising from his gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon his becoming a director of WHLR, this indemnification shall not apply to any claims made against him in his capacity as a director of WHLR. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”). In the event of a claim against Nominee or the occurrence of a Loss, Nominee shall give The Stilwell Group notice thereof no later than ten (10) days after Nominee has knowledge of such claim or Loss (provided that failure to promptly notify The Stilwell Group shall not relieve it from any liability which it may have on account of this Section 6, except to the extent it shall have been materially prejudiced by such failure). The Stilwell Group retains the sole right to select and retain counsel for Nominee and shall reimburse Nominee for all Losses suffered as provided herein.

7.       The obligations of The Stilwell Group under this Agreement are contingent upon The Stilwell Group’s determination, in its sole discretion, after final completion of a due diligence review of Nominee’s background, that Nominee is a suitable candidate for the Board.

8.        Nominee understands that this Agreement may be publicly disclosed by The Stilwell Group.

/s/ Megan Parisi
Megan Parisi on behalf of The Stilwell Group

/s/ Rodney S. Atamian
Rodney S. Atamian, Nominee

CUSIP No. 963025101	SCHEDULE 13D	Page 37 of 39

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Rodney S. Atamian, hereby consent to be named and described as a nominee for election as a director of Wheeler Real Estate Investment Trust, Inc. (“WHLR”), in the proxy statement and other related written materials and public filings of Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., and Stilwell Value Partners VII, L.P., and their respective affiliates (collectively, “The Stilwell Group”), to be used in connection with The Stilwell Group’s solicitation of proxies from the stockholders of WHLR, for use in voting at the 2019 annual meeting of stockholders of WHLR (the “Annual Meeting”), and I hereby consent and agree to serve as a director of WHLR if elected at the Annual Meeting.

/s/ Rodney Atamian
Rodney Atamian

Dated: May 2, 2019

CUSIP No. 963025101	SCHEDULE 13D	Page 38 of 39

SCHEDULE A

On March 16, 2015, Stilwell Value LLC (“Value”) and Joseph Stilwell consented to the entry of a civil administrative SEC order (the “Order”) that, among other things, alleged violations of sections of the Investment Advisers Act of 1940 and certain rules promulgated thereunder for failing to adequately disclose conflicts of interest presented by inter-fund loans. No investor suffered monetary loss from the alleged conduct. The Order, among other things, (1) suspended Mr. Stilwell from March 2015 to March 2016 from association with any investment adviser, broker, dealer, or certain regulated organizations, and imposed upon him a $100,000 civil money penalty; and (2) censured Value, imposed upon it a $250,000 civil money penalty (as well as the repayment obligation of $239,157 in fees), and required it to retain an independent monitor for three years, which monitorship concluded on April 9, 2018. All obligations set forth in the Order have been fully satisfied; there are no remaining obligations or restrictions pursuant to the Order.

CUSIP No. 963025101	SCHEDULE 13D	Page 39 of 39

SCHEDULE B

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Cash-Settled Swap	4/15/19	6,600	$13.8295	$91,275
Purchase of Cash-Settled Swap	4/16/19	400	$14.0000	$5,600
Purchase of Cash-Settled Swap	4/17/19	28,600	$14.0057	$400,563
Purchase of Cash-Settled Swap	4/18/19	3,706	$13.9851	$51,829
Purchase of Cash-Settled Swap	4/22/19	1,000	$13.9460	$13,946
Purchase of Cash-Settled Swap	4/23/19	579	$13.8965	$8,046
Purchase of Cash-Settled Swap	4/24/19	34,855	$13.9838	$487,405
Purchase of Cash-Settled Swap	4/25/19	900	$14.0000	$12,600
Purchase of Cash-Settled Swap	4/30/19	5,009	$14.5000	$72,631
Purchase of Cash-Settled Swap	5/3/19	8,990	$14.5000	$130,355
Purchase of Cash-Settled Swap	5/6/19	7,500	$14.5000	$108,750